VIA EDGAR AND FACSIMILE
May 14, 2009
Ms. Jill Davis/Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc. Form 40-F for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 001-12970
Dear Ms. Davis/Ms. O’Brien:
Please accept this request for an extension to respond to your comment letter of April 30, 2009.
We are currently consulting with our auditors in order to ensure the completeness of our responses to these comments. However, due to the timing of this request in relation to our first quarter reporting deadline, we are unable to finalize our responses within the timeframe provided. Therefore, we would propose to provide our written response to you on or before May 28th, 2009.
Should you have further questions, please address your letter to the undersigned.
Yours truly,
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	James Barron and Glenn Ives Deloitte & Touche LLP